SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 Amendment No.2

                    Under the Securities Exchange Act of 1934


                           Milestone Scientific, Inc.
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    59935P100
                                 (CUSIP Number)


                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300

                                 with a copy to:

                              David R. Walner, Esq.
                    Paramount Capital Asset Management, Inc.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4372

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                 March 25, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                                          [_]

Check the following box if a fee is being paid with this Statement:
                                                                          [_]

                               page 1 of 13 pages

--------------------------                       -------------------------------
CUSIP No. 59935P100              13D                     Page 2 of 13 Pages
--------------------------                       -------------------------------

-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Paramount Capital Asset Management, Inc.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   [_]
                                                               (b)   [_]


-------------------------------------------------------------------------------
    3      SEC USE ONLY



-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO (see Item 3)
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     [_]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

-------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          None
                 NUMBER OF         --------------------------------------------
                  SHARES           8      SHARED VOTING POWER
               BENEFICIALLY
                 OWNED BY                 207,666
                   EACH            --------------------------------------------
                REPORTING          9      SOLE DISPOSITIVE POWER
                  PERSON
                   WITH                   None
                                   --------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          207,666
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           207,666
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     [_]
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.3%
-------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           CO
-------------------------------------------------------------------------------

--------------------------                       -------------------------------
CUSIP No. 59935P100              13D                     Page 3 of 13 Pages
--------------------------                       -------------------------------

-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Aries Domestic Fund, L.P.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   [_]
                                                               (b)   [_]


-------------------------------------------------------------------------------
    3      SEC USE ONLY



-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO (see Item 3)
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     [_]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

-------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          None
                 NUMBER OF         --------------------------------------------
                  SHARES           8      SHARED VOTING POWER
               BENEFICIALLY
                 OWNED BY                 70,606
                   EACH            --------------------------------------------
                REPORTING          9      SOLE DISPOSITIVE POWER
                  PERSON
                   WITH                   None
                                   --------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          70,606
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           70,606
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     [_]
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.8%
-------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           PN
-------------------------------------------------------------------------------

--------------------------                       -------------------------------
CUSIP No. 59935P100              13D                     Page 4 of 13 Pages
--------------------------                       -------------------------------

-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Aries Fund, A Cayman Island Trust
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   [_]
                                                               (b)   [_]


-------------------------------------------------------------------------------
    3      SEC USE ONLY



-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO (see Item 3)
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     [_]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman

-------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          None
                 NUMBER OF         --------------------------------------------
                  SHARES           8      SHARED VOTING POWER
               BENEFICIALLY
                 OWNED BY                 137,060
                   EACH            --------------------------------------------
                REPORTING          9      SOLE DISPOSITIVE POWER
                  PERSON
                   WITH                   None
                                   --------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          137,060
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           137,060
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     [_]
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.6%
-------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           00 (see Item 2)
-------------------------------------------------------------------------------

--------------------------                       -------------------------------
CUSIP No. 59935P100              13D                     Page 5 of 13 Pages
--------------------------                       -------------------------------

-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Lindsay A. Rosenwald, M.D.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   [_]
                                                               (b)   [_]


-------------------------------------------------------------------------------
    3      SEC USE ONLY



-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO (see Item 3)
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     [_]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

-------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          None
                 NUMBER OF         --------------------------------------------
                  SHARES           8      SHARED VOTING POWER
               BENEFICIALLY
                 OWNED BY                 207,666
                   EACH            --------------------------------------------
                REPORTING          9      SOLE DISPOSITIVE POWER
                  PERSON
                   WITH                   None
                                   --------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          207,666
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           207,666
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     [_]
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.3%
-------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           IN
-------------------------------------------------------------------------------

Item 1.           Security and Issuer.

         (a)      Common Stock, $.001 par value ("Shares")

                  Milestone Scientific, Inc.
                  220 South Orange Avenue
                  Livingston, N.J. 07039

Item 2.           Identity and Background.

         Names of Persons Filing:

         (a) This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital "), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Fund, A Cayman Island Trust ("Aries Trust") and Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald")(collectively, "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

         (b) The business address of Paramount Capital, Aries Domestic and Dr. Rosenwald is 787 Seventh Avenue, New York, New York, 10019. The business address for Aries Trust is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

         (c) Dr. Rosenwald is an investment banker, venture capitalist and fund manager and is the sole shareholder of Paramount Capital,1 a Subchapter S corporation incorporated in Delaware. Paramount Capital is the General Partner of Aries Domestic,2 a limited partnership incorporated in Delaware and is the Investment Manager to Aries Trust,3 a Cayman Islands Trust.

         (d) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e)

                  Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent juris- diction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandat- ing activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Dr. Rosenwald is a citizen of the United States.

--------
1 Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.
2 Please see attached Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.
3 Please see attached Exhibit D indicating the investment manager of the Aries Trust and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.


                               page 6 of 13 pages

Item 3.           Source and Amount of Funds or Other Consideration.

                  Since the date of Amendment No. 1 to the original statement on
                  Schedule 13D filed September 18, 1997, the Aries Domestic has disposed of 70,806 shares of Common Stock of the Issuer in various open market transactions and the Aries Trust disposed of 137,360 shares of Common Stock of the Issuer in various open market transactions as more fully set forth in Item 5 below.

Item 4.           Purpose of Transaction.

                  The Reporting Parties acquired securities of the Issuer as an investment in the Issuer.

                  In the past sixty (60) days, the Reporting Parties have sold certain shares of Common Stock of the Issuer as reported in
                  Item 5, and, although the Reporting Parties have not formulated any definitive plans to do so, they may from time to time acquire, dispose of, or engage in other transactions with respect to the Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Parties may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

                  Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs
                  (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

                  (a) As of May 11, 1998, Dr. Rosenwald and Paramount Capital, through acquisition of the shares by the Aries Trust and Aries Domestic, beneficially owned 207,666 shares or 2.3% of the Issuer's securities and Aries Domestic and the Aries Trust beneficially owned as follows:

                                                            Amount Owned
                           Aries Domestic                   70,606 Shares
                           Aries Trust                      137,060 Shares

                  (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust.

                  (c) The following purchases were made by Aries Domestic in the open market in the past 60 days:


                           Date          No. of Shares         Purchase Price
                           ----          -------------         --------------
                           04/03/98            2,300                 17.500
                           04/06/98            1,000                 17.500
                           04/07/98              700                 17.250
                           04/08/98            3,600                 16.525

                           The following purchases were made by Aries Trust in the open market in the past 60 days:

                           Date          No. of Shares         Purchase Price
                           ----          -------------         --------------
                           04/03/98            4,700                 17.500
                           04/06/98            2,000                 17.500
                           04/07/98            1,300                 17.250
                           04/08/98            8,900                 16.525

                           The following sales were made by Aries Domestic in the open market in the past 60 days:

                           Date          No. of Shares         Purchase Price
                           ----          -------------         --------------
                           03/25/98            13,300                 19.672
                           03/25/98             6,700                 19.781
                           03/26/98             6,300                 18.813
                           03/30/98             3,300                 19.000
                           03/31/98             9,900                 19.750
                           04/01/98             3,300                 19.500
                           04/09/98            17,460                 15.730


                               page 7 of 13 pages

                           04/09/98            34,306                  15.730
                           04/28/98               400                  15.730

                           The following sales were made by Aries Trust in the open market in the past 60 days:

                           Date          No. of Shares         Purchase Price
                           ----          -------------         --------------
                           03/25/98             26,700                  19.672
                           03/25/98             13,300                  19.781
                           03/26/98             13,700                  18.813
                           03/30/98              6,700                  19.000
                           03/31/98             20,100                  19.750
                           04/01/98              6,700                  19.500
                           04/27/98             23,240                  14.964
                           04/09/98             63,760                  14.964
                           04/28/98             12,560                  16.000

                           Other than as set forth herein the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

                           Other than as set forth herein the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

                  (d)      Not applicable.

                  (e) The Reporting Parties ceased to be the beneficial owners of greater than 5% of the Issuer's Common Stock on March 25, 1998.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

                  Paramount Capital is the Investment Manager of the Aries Trust and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from the Aries Trust and Aries Domestic. Dr. Rosenwald is the President and sole shareholder of Paramount Capital.

                  Except as indicated in this 13D and exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person, with respect to any securities of the Issuer.

Item 7.           Material to be Filed as Exhibits:

Exhibit A -       Copy of an Agreement between Dr. Rosenwald, Paramount Capital,
                  Aries  Domestic  and  Aries  Trust to file this  Statement  on
                  Schedule 13D on behalf of each of them.

Exhibit B -       List of executive  officers and directors of Paramount Capital and information called for by Items 2-6 of this statement relating to said officers and direc- tors.

Exhibit C -       List of executive officers and directors of Aries Domestic and information called for by Items 2-6 of this statement relating to said officers and direc- tors.

Exhibit D - List of executive officers and directors of Aries Trust and information called for by Items 2-6 of this statement relating to said officers and directors.


                               page 8 of 13 pages

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:       May 11, 1998
             New York, NY       By: /s/ Lindsay A. Rosenwald, M.D.
                                    ----------------------------------------
                                       Lindsay A. Rosenwald, M.D.
                                       President


                                ARIES DOMESTIC FUND, L.P.
                                By: Paramount Capital Asset Management, Inc.
                                       General Partner

Dated:       May 11, 1998
             New York, NY       By: /s/ Lindsay A. Rosenwald, M.D.
                                    ----------------------------------------
                                       Lindsay A. Rosenwald, M.D.
                                       President


                                THE ARIES TRUST
                                By: Paramount Capital Asset Management, Inc.
                                    Investment Manager

Dated:       May 11, 1998
             New York, NY       By: /s/ Lindsay A. Rosenwald, M.D.
                                    ----------------------------------------
                                       Lindsay A. Rosenwald, M.D.
                                       President


Dated:       May 11, 1998
             New York, NY       By: /s/ Lindsay A. Rosenwald, M.D.
                                    ----------------------------------------
                                    Lindsay A. Rosenwald, M.D.


                               page 9 of 13 pages

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D



                  The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersig- ned's ownership of securities of Milestone Scientific, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.


                                PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:       May 11, 1998
             New York, NY       By: /s/ Lindsay A. Rosenwald, M.D.
                                    ----------------------------------------
                                       Lindsay A. Rosenwald, M.D.
                                       President


                                ARIES DOMESTIC FUND, L.P.
                                By: Paramount Capital Asset Management, Inc.
                                       General Partner

Dated:       May 11, 1998
             New York, NY       By: /s/ Lindsay A. Rosenwald, M.D.
                                    ----------------------------------------
                                       Lindsay A. Rosenwald, M.D.
                                       President


                                THE ARIES TRUST
                                By: Paramount Capital Asset Management, Inc.
                                    Investment Manager

Dated:       May 11, 1998
             New York, NY       By: /s/ Lindsay A. Rosenwald, M.D.
                                    ----------------------------------------
                                       Lindsay A. Rosenwald, M.D.
                                       President


Dated:       May 11, 1998
             New York, NY       By: /s/ Lindsay A. Rosenwald, M.D.
                                    ----------------------------------------
                                    Lindsay A. Rosenwald, M.D.


                               page 10 of 13 pages

                                    EXHIBIT B

         The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

                                                            PRINCIPAL OCCUPATION
         NAME                                                  OR EMPLOYMENT

Lindsay A. Rosenwald, M.D.                         Chairman of the Board, President of
Paramount Capital Asset Management, Inc.           Paramount Capital Investments, LLC and
                                                   Paramount Capital, Inc.

Peter Morgan Kash                                  Director of Paramount Capital Asset
Management, Inc., Senior Managing Director,
Paramount Capital, Inc.

Dr. Yuichi Iwaki                                   Director of Paramount Capital Asset
Management, Inc., Professor, University of
Southern California School of Medicine

Item 2.

         During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.


                               page 11 of 13 pages

                                    EXHIBIT C

         The name and principal occupation or employment, which is located at 787 Seventh Avenue, New York, New York, 10019, of the General Partner of Aries Domestic is as follows:


                                                            PRINCIPAL OCCUPATION
         NAME                                                  OR EMPLOYMENT
Paramount Capital Asset Management, Inc.             General Partner

Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.


                               page 12 of 13 pages

                                    EXHIBIT D

         The name and principal occupation or employment, which in the case of Paramount Capital Asset Management, Inc. is located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Aries Trust is as follows:

                                                     PRINCIPAL OCCUPATION
         NAME                                           OR EMPLOYMENT

Paramount Capital Asset Management, Inc.                     Investment Manager

MeesPierson (Cayman) Limited                                 Trustee
P.O. Box 2003
British American Centre
Phase 3, Dr. Roy's Drive
George Town, Grand Cayman

         Exhibit B is hereby incorporated by reference.

Item 2

         During the five years prior to the date hereof, neither of the above persons (to the best of Aries Trust's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.



                               page 13 of 13 pages